Exhibit 1.02

Conflict Minerals Report of Chico’s FAS, Inc.

Introduction

Chico’s FAS, Inc. (the “Company”, “Chico’s”, “we”, “us” or “our”), through its brands – Chico’s, White House | Black Market, Soma Intimates, and Boston Proper, is a leading women’s omni-channel specialty retailer of private branded, sophisticated, casual-to-dressy clothing, intimates, complementary accessories and other non-clothing items. As of May 3, 2014, the Company operated 1,496 stores in the US and Canada. The Company’s merchandise is also available at www.chicos.com, www.whbm.com, www.soma.com, and www.bostonproper.com.

This Conflict Minerals Report (Report) of the Company has been prepared pursuant to Rule 13p-1 and Form SD (the “Rules”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 through December 31, 2013.

The Rules require disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The minerals covered by the Rules are gold, columboite-tantalite (coltan), cassiterite and wolframite, including their derivatives consisting of tin, tungsten and tantalum (collectively, Conflict Minerals) and the countries covered by this Report (collectively, Covered Countries) are the Democratic Republic of the Congo and all adjoining countries (consisting of Angola, the Republic of the Congo, Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, and Zambia.

As described in this Report, certain of the Company’s operations contract to manufacture products in which Conflict Minerals may be necessary to the functionality or production of those products. The Company is a retailer and does not manufacture any of the products that it sells through its operations.

Description of Products Covered By this Report

This report relates to Company products (Covered Products):

•	for which Conflict Minerals may be necessary to the functionality or production of the products;

•	that were contracted to be manufactured by the Company; and

•	for which the manufacture was completed during the period from January 1, 2013 through December 31, 2013 (2013 Calendar Year).

Covered Products include the following categories of the Company’s products:

•	Jewelry

•	Fashion Accessories

•	Denim

•	Pants

•	Foundations

Due Diligence

In accordance with the Rules, the Company has conducted a good faith reasonable country of origin inquiry (RCOI) regarding the use of the Conflict Minerals which was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals.

A) Design of Due Diligence Framework

The Company’s due diligence process is materially based on the Organization for Economic Cooperation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying supplements on gold, tin, tantalum, and tungsten (OECD Guidance).

The OECD Guidance identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems;

Step 2: Identify and Assess Risks in the Supply Chain;

Step 3: Design and Implement a Strategy to Respond to Identified Risks;

Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence;

Step 5: Report Annually on Supply Chain Due Diligence;

The Company has adopted a policy relating to Conflict Minerals which incorporates the standards set forth in the OECD Guidance and is available at http://www.chicosfas.com.

It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. The Company’s supply chain with respect to the Covered Products is complex and, as a retailer, includes many third parties between the ultimate manufacturer of the Covered Products and the original sources of the Conflict Minerals. The Company does not purchase any of the Conflict Minerals from mines, smelters or refiners, nor does it manufacture any of the Covered Products. As a result, the Company must rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. Furthermore, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, consistent with that belief, the Company has taken steps to try to identify the applicable smelters and refiners of Conflict Minerals in its supply chain. Because we are a retailer and therefore a downstream company in the supply chain, our due diligence practices were tailored according to our size, ability to impact the mineral supply chain, and industry guidance for the specialty apparel industry.

B) Description of Due Diligence Measures Performed

The Company’s due diligence review consisted of the following activities undertaken by our Company in order to meet its obligations under Rule 13p-1 requirements:

Step	OECD Guidance	Due diligence activities performed materially based on guidance
1	Establish Strong Company Management Systems

•    Adopted and published a Conflict Minerals Policy which is available at http://www.chicosfas.com

•    Adopted definitions of “grey areas” to guide compliance and risk assessment

•    Assembled an internal team to support compliance and the process. This team is composed of representatives from the sourcing operations, raw materials, legal, global compliance and internal audit departments

•    Established a process to provide transparency over the mineral supply chain

•    Established a mechanism for company / vendor level grievance

•    Established communication cadence for internal and external stakeholders

2	Identify and Assess Risks in the Supply Chain

•    Identified product categories that may contain the conflict minerals

•    Identified raw material parts in those product categories that may contain the conflict minerals

•    Identified vendors / agents who supplied those parts

•    Validated vendor information with our sourcing team

•    Communicated RCOI inquiry survey to vendors

•    Reviewed responses for inconsistencies, red flags and follow up

3	Design and Implement a Strategy to Respond to Identified Risks

•    Devised and adopted a risk management plan

•    Implemented the risk management plan, where necessary, and monitored and tracked any applicable risk mitigation

•    Where necessary, use of escalation protocol to the Company’s vendor management team

•    Undertaken additional fact and risk assessments for risks requiring mitigation or after a change of circumstances

4	Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence

•    This step does not require or define audit protocols for downstream companies, however downstream companies can support these audits by supporting or joining industry organizations. The Company is currently a member of the American Apparel and Footwear Association, (AAFA) and National Retail Federation (NRF) both of whom are active in providing audit information or industry guidance

5	Report Annually on Supply Chain Due Diligence	• The Form SD and Conflict Minerals Report contained herein and publicly available on our website meet the OECD Guidance to report annually on supply chain due diligence

C) Due Diligence Determination

The below information identifies the extent of Tin, Tantalum, Tungsten and Gold (3TG) in our product lines by product categories and identifies the results of our due diligence.

A total of 46 out of 340 vendors were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these vendors was 93%. Of these responding vendors, 26% responded yes as to having one or more of the regulated metals that may be necessary to the functionality or production of the products they supply to the Company. For vendors indicating use of 3TG, 36% provided smelter information for one or more applicable metal. Below is a summary of the information collected from the latter group of supply chain survey respondents:

Conflict Mineral	Country of Origin may include the following:
Tantalum	Not Applicable
Tin	China, Japan
Tungsten	Not Applicable
Gold	China, Japan

Risk Assessment (as of February 2014)

Product Category	3TG Present	Vendors In Scope	Total Vendor Participation	# Vendors Containing 3TG	# Vendors Providing Smelter Information 1 or More Metal	# Vendors w/ No Response
Jewelry	All	6	6	3	3	0
Fashion Accessories	Tin, Gold	29	27	4	1	3
Denim	Tin	5	5	1	0	1
Pants	All	4	4	2	0	2
Foundations	Tin, Gold	2	1	1	0	1
Totals		46	43	11	4	7
# Vendors Not Participating		N/A	3	N/A	N/A	3

The Company did not have any direct engagement with, or conduct any on-site visits of, any mines, smelters, or refiners and has not developed any action plans with respect to any mines, smelters, or refiners.

Future Due Diligence Measures

The Company is considering additional steps it might take to continue to encourage our vendors/suppliers to implement reasonable sourcing practices utilizing “DRC conflict free” supply chains.